
October 11, 2023

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

> **Re: Elate Group, Inc.**
>   **Amendment No. 17 to Registration Statement on Form S-1**
>   **Filed October 5, 2023**
>   **File No. 333-264073**

Dear Kevin Britt:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 17 to Registration Statement on Form S-1

Capitalization, page 38

1.   We note you refer to footnote 2 in the "As Adjusted" column heading of the Capitalization table. It appears you should refer to footnote 4 in the "As Adjusted" column heading and refer to footnote 2 in the "Pro Forma" column heading where you present pro forma earnings per share information depicting the repurchase of all the outstanding Class B common stock. Please make the appropriate revisions to these footnote references.

Exhibits

2.   We note the consent your auditor has provided refers to the financial statements as of and for the years ended December 31, 2023 and 2022 rather than for the years ended December 31, 2022 and 2021. Please request your auditor revise their consent to reference the correct financial statements periods included in the offering statement.

 Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Lauren Nguyen at 202-551-3642 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation

cc: Peter Hogan, Esq.